		James M. Halley Q.C., 2	Derek J. Mullan, Q.C.	R. Stuart Wells
		M. Douglas Howard	W.W. Lyall D. Knott, Q.C.	William A. Ruskin, 1
		Patrick A. Williams	Alexander Petrenko	Bernard Pinsky, 4
		Roy A. Nieuwenburg	William C. Helgason	William D. Holder
		Nigel P. Kent, 1	Douglas W. Lahay	David W. Kington
		Diane M. Bell	Anne L.B. Kober	R. Brock Johnston
		Neil P. Melliship	Kenneth K.C. Ing, 11, 13	Darren T. Donnelly
		Mark S. Weintraub	Neo J. Tuytel	Kevin J. MacDonald
		Don C. Sihota	R. Barry Fraser	James A. Speakman
		Kerstin R. Tapping	Ethan P. Minsky, 6, 7, 9	Brock H. Smith
		Nicole M. Byres	Peter Kenward	D. Lawrence Munn, 8
		John C. Fiddick	R. Glen Boswall	Virgil Z. Hlus, 4
		Stewart L. Muglich, 8	Samantha Ip	Jonathan L.S. Hodes, 1, 5
		Gwendoline Allison	Aaron B. Singer	L.K. Larry Yen, 10
		Peter M. Tolensky	Amy A. Mortimore	Jane Glanville
		Richard T. Weiland	Allyson L. Baker, 3	Warren G. Brazier, 4
		Veronica P. Franco	Krista Prockiw	Jeffrey F. Vicq, 15
		Brent C. Clark	Conrad Y. Nest, 10	C. Michelle Tribe
		James T. Bryce	Jonathan C. Lotz	Cam McTavish
		Lisa D. Hobman	Valerie S. Dixon	Niamh Pollak, 14
Reply Attention of Direct Tel. EMail Address Our File No.	Virgil Z. Hlus 604.891.7707 vzh@cwilson.com 27583-0001 / CW2327478.3	Satinder K. Sidhu	Tasha L. Coulter	Kari Richardson
		Vikram Dhir, 1	Adam M. Dlin	Marta C. Davidson
		Rina J. Jaswal	Sarah W. Jones	Michal Jaworski
		Jun Ho Song, 4, 8, 16	Shauna K.H. Towriss	R. Brad Kielmann
		Kyle M. Wilson	Kristine P. All	Pratibha Sharma
		Angela M. Blake	Seva Batkin	David A. Hunter

Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

Canada	United States	International
1 Alberta	4 California	11 Hong Kong
2 Manitoba	5 Colorado	12 South Africa
3 Ontario	6 District of Columbia	13 United Kingdom
15 Saskatchewan	7 Florida	14 Ireland
8 New York
9 Virginia
10 Washington
16 Nevada

March 11, 2009

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
USA

Attention: Sandy Eisen

Dear Sirs and Mesdames:

Re:	Newcastle Resources Ltd.
formerly known as Pan American Gold Corporation
Form 20-F/A for Fiscal Year Ended December 31, 2007
Filed July 3, 2008
File No. 0-50112

     Thank you for your letter of December 30, 2008 with respect to the Registration Statement on Form 20-F (the "Form 20-F") filed by Pan American Gold Corporation, now known as Newcastle Resources Ltd. (the "Company"). For your ease of reference, our responses are numbered in a manner that corresponds with your comments.

General

1.	Please amend your filing to include the most current title page for Form 20-F.

The Company has amended the Form 20-F/A to include the most current title page. A copy of the Form 20-F/A No. 2 (the “Second Amendment”) in which this, and the additional comments referred to in this letter have been addressed, will be filed concurrently with this letter.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

Selected Financial Data – calculated in accordance with US GAAP, page 5

2.	Please amend your filing to correct the “Net Income (Loss) for the year” for 2007, which indicates that you had income, rather than a loss, for 2007, calculated in accordance with U.S. GAAP.

The Second Amendment indicates that the Company had a loss of $446,719 for the fiscal year ended December 31, 2007.

Controls and Procedures, page 37

3.

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting pursuant to Item 15T(2)(b) of Form 20-F. Also refer to the guidance at Release 33-8934.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financing reporting.

As the Company’s management changed in early 2008, the assessment of the Company’s internal control over financial reporting was not completed. The Company’s current management has performed the evaluation and included its assessment of internal control over financial reporting in Item 15T of the Second Amendment.

4.

Please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. In particular, please explain how you considered your definition of disclosure controls and procedures provided in Exchange Act Rule 13a- 15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Please further amend the Form 20-F to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

In connection with the completion of their evaluation of the Company’s internal control over financial reporting, management of the Company determined that their failure to perform or complete their report on internal control over financial reporting indicated that the Company’s disclosure controls and procedures were not effective. Specifically, the Company’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Item 15T of the Second Amendment discloses management’s revised conclusions with respect to the effectiveness of the Company’s disclosure controls and procedures as at the end of the fiscal year ended December 31, 2007.

Certifications, Exhibit 12.1 and 12.2

5.	Please revise your certifications to comply exactly with the requirements of the Instructions to Item 19 of Form 20-F.

The Company has revised its certifications to comply exactly with the requirements of the Instructions to Item 19 of Form 20-F.

     We look forward to any further comments you may have regarding the Second Amendment or with respect to our response. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7707.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Hlus

Virgil Z. Hlus

VZH/cjb

cc:	Newcastle Resources Ltd. Attn: Brent Petterson, CFO